12g3-2(b)
File# 82-4890

02 AUG 15



Westone Ventures Inc.

Interim Financial Statements
(unaudited - see notice to reader)

Six-month interim period ended May 31, 2002

SUPPL

PROCESSED
AUG 21 2002
THOMSON FINANCIAL





Watson
Aberant
LLP
CHARTERED ACCOUNTANTS


Watson
Aberant
LLP
CHARTERED ACCOUNTANTS

4212 - 98 Street
Edmonton, Alberta
T6E 6A1

Telephone (780) 438-5969
Fax: (780) 437-3918
Email: watson_aberant@canada.com

NOTICE TO READER

We have compiled the interim balance sheet of Westone Ventures Inc. as at May 31, 2002 and the interim statements of operations, deficit and cash flows for the six-month interim period then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Edmonton, Alberta
July 4, 2002

Watson Aberant LLP
Chartered Accountants

Westone Ventures Inc.
(Incorporated under the Business Corporations Act of Alberta)
Interim Balance Sheet
(unaudited - see notice to reader)

As at	May 31, 2002	November 30, 2001
Assets		
Current		
Cash	$ 35,956	$ 85,919
Goods and services tax recoverable	4,420	2,881
	40,376	88,800
Investment and advances (note 3)	1,500	-
	$ 41,876	$ 88,800
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 7,886	$ 8,684
Due to related party (note7)	35,000	-
Advances from director (note7)	415,069	587,564
	457,955	596,248
Share capital and deficit		
Share capital (note 4)	1,450,937	1,298,477
Deficit	(1,867,016)	(1,805,925)
	(416,079)	(507,448)
	$ 41,876	$ 88,800

Approved On Behalf Of The Board

Director

Director

See accompanying notes


Watson
Aberant
LLP
CHARTERED ACCOUNTANTS

Westone Ventures Inc.
Interim Statement of Deficit
(unaudited - see notice to reader)

Six-month interim period ended May 31,	2002	2001
Deficit, beginning of interim period	**$ (1,805,925)**	$ (1,239,335)
Loss for the interim period	**(61,091)**	(95,096)
Deficit, end of interim period	**$ (1,867,016)**	$ (1,334,431)

See accompanying notes


Watson
Aberant
LLP
CHARTERED ACCOUNTANTS

Westone Ventures Inc.
Interim Statement of Operations
(unaudited - see notice to reader)

Six-month interim period ended May 31,	2002	2001
Revenue	$ -	$ -
Expenses		
Consulting fees	32,710	-
Office and occupancy costs	16,859	16,161
Professional fees	7,983	7,050
Listing fees	3,472	4,162
Interest and bank charges	66	124
Travel, advertising and promotion	-	5,762
Amortization of option costs	-	61,839
	61,090	95,098
Loss for the interim period	$ (61,090)	$ (95,098)
Basic loss per share (note 5)	$ (0.004)	$ (0.006)
Diluted loss per share (note 5)	$ (0.004)	$ (0.006)
Weighted average number of shares outstanding	16,255,685	15,996,000

See accompanying notes


Watson
Aberant
LLP
CHARTERED ACCOUNTANTS

Westone Ventures Inc.
Interim Statement of Cash Flows
(unaudited - see notice to reader)

Six-month interim period ended May 31,	2002	2001
Cash flows from operating activities		
Cash paid to suppliers	$ (28,428)	$ (33,257)
Cash flows from investing activity		
Purchase of investments	(1,500)	(160,733)
Cash flows from financing activities		
Advances to director	(172,495)	75,000
Issuance of share capital	152,460	-
	(20,035)	75,000
Decrease in cash	(49,963)	(118,990)
Cash, beginning of interim period	85,919	134,488
Cash, end of interim period	$ 35,956	$ 15,498

See accompanying notes


Watson
Aberant
LLP
CHARTERED ACCOUNTANTS

Westone Ventures Inc.
Interim Statement of Operations
(unaudited - see notice to reader)

Three-month interim period ended May 31,	2002	2001
Revenue	$ -	$ -
Expenses		
Consulting fees	14,019	-
Office and occupancy costs	9,052	9,104
Professional fees	4,118	6,550
Listing fees	3,472	1,701
Interest and bank charges	36	95
Travel, advertising and promotion	-	2,631
Amortization of option costs	-	32,185
	30,697	52,266
Loss for the interim period	$ (30,697)	$ (52,266)
Basic loss per share (note 5)	$ (0.002)	$ (0.003)
Diluted loss per share (note 5)	$ (0.002)	$ (0.003)
Weighted average number of shares outstanding	16,509,724	15,996,000

See accompanying notes


Watson
Aberant
LLP
CHARTERED ACCOUNTANTS

Westone Ventures Inc.
Interim Statement of Cash Flows
(unaudited - see notice to reader)

Three-month interim period ended May 31,	2002	2001
Cash flows from operating activities		
Cash paid to suppliers	$ (18,206)	$ (51,043)
Cash flows from investing activity		
Purchase of investments	-	(49,792)
Cash flows from financing activities		
Advances to director	(136,460)	75,000
Issuance of share capital	152,460	-
	16,000	75,000
Decrease in cash	(2,206)	(25,835)
Cash, beginning of interim period	38,162	41,333
Cash, end of interim period	$ 35,956	$ 15,498

See accompanying notes


Watson
Aberant
LLP
CHARTERED ACCOUNTANTS

1. Nature of operations

Westone Ventures Inc. was incorporated under the Business Corporations Act of Alberta on November 19, 1993. The company is involved in securing equity financing with which it identifies, evaluates and invests in business or resource prospects. The company finances its resource investments by the issuance of securities to the extent such instruments are issuable under terms acceptable to the company.

The ability of the company to continue participating and realizing on projects, prospects or investments is dependent on the company being successful in obtaining debt or equity financing to meet their portion of future commitments.

2. Significant accounting policies

The following accounting policies have not changed from the November 30, 2001 annual audited financial statements.

(a) Loss per share

The loss per share is calculated using the weighted-average number of common shares outstanding during the period. See note 5.

(b) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

3. Investment and advances

	May 31, 2002	November 30, 2001
Investment in West One Properties Inc.	$ 100	$ -
Advances to West One Properties Inc.	1,400	-
	$ 1,500	$ -

On December 1, 2001, the company purchased 100 common shares of West One Properties Inc. for $100 and assumed a $1,400 loan owing by West One Properties Inc. to its previous shareholder.

4. Share capital

Authorized
Unlimited number of common voting shares
Unlimited number of preferred non-voting shares

	Number	Amount
Issued		
Issuance of common shares; December 18, 1993 ($0.10 per share)	**750,000**	$ 75,000
Issuance of common shares; public offering, July 7, 1994 ($0.20 per share less issue costs)	**1,000,000**	160,690
Issuance of common shares; private offering, July 13, 1998 ($0.20 per share)	**1,275,000**	255,000
Issuance of common shares; exercise of options; July 28, 1998 ($0.20 per share)	**175,000**	35,000
	3,200,000	525,690
Stock split - three for one; November 30, 1998	**6,400,000**	-
Balance at November 30, 1998	**9,600,000**	525,690
Issuance of common shares; exercise of options; April 20, 1999 ($0.0666 per share)	**198,000**	13,200
Issuance of common shares; exercise of options; August 20, 1999 ($0.0666 per share)	**25,000**	1,665
Issuance of common shares; exercise of options; November 17, 1999 ($0.0666 per share)	**50,000**	3,330
Issuance of common shares; exercise of warrants; November 10, 1999 ($0.0666 per share)	**3,825,000**	254,745
Issuance of common shares; private placement; June 1, 2000 ($0.24 per share)	**2,000,000**	480,000
Issuance of common shares; exercise of options; November 30, 2000 ($0.0666 per share)	**298,000**	19,847
Balance at November 30, 2001	**15,996,000**	1,298,477
Issuance of common shares; exercise of options; May 1, 2002 ($0.10 per share)	**1,524,600**	152,460
Balance at May 31, 2002	**17,520,600**	$ 1,450,937

The company follows the accounting policy of reducing the proceeds from the issue of new shares by the costs directly related to the issuance.


Watson
Aberant
LLP
CHARTERED ACCOUNTANTS

4. **Share capital**, continued

The preferred shares may be issued in one or more series and the directors are authorized to fix the number of shares in each series and to determine the designation, rights, privileges, restrictions and conditions attached to the shares of each series.

The Corporation has established The Corporation's Stock Option Plan.. To this plan, the Corporation has reserved a number of common shares equal to 10 percent of the shares issued and outstanding from time to time. The plan provides that the terms of the option and option price shall be fixed by the directors, subject to the price restrictions and other requirements imposed by the Alberta Stock Exchange ("ASE"). On November 29, 1999 the ASE became the Canadian Venture Exchange, which later became TSX Venture Exchange in 2002.

At the June 26, 1998 annual shareholders meeting a stock split of three new shares for one old share was approved. This split applied to all shares, options, and warrants outstanding as at November 30, 1998.

The Corporation has entered into a Directors' and Management Stock Option Agreement on August 17, 1998. This agreement granted to the officers and directors an option to purchase 750,000 (250,000 prior to 3:1 split) shares at a price of $0.0667 (0.20 prior to 3:1 split) per share. A total of 571,000 options were exercised in 1999 and 2000. The remaining 179,000 options will expire August, 2003.

On December 28, 2000 the company entered into a Stock Option Agreement with its directors. This agreement, subject to the company's Stock Option Plan, granted to two directors an irrevocable option to purchase common shares in their capacity as directors and officers of the company. Each optionee may purchase 762,300 common shares at $0.10 per share. The option expires on December 28, 2005. During the interim period ended May 31, 2002, the company issued 1,524,600 common shares for $152,460 to the two directors.


Watson
Aberant
LLP
CHARTERED ACCOUNTANTS

5. Loss per share

	Income (Numerator)	Shares (Denominator)	Per share amount
Basic Loss Per Share:			
Loss for the three-month interim period ended May 31, 2002, also was the loss available to common shareholders	$(30,697)	16,509,724	**$(0.002)**
Effect of dilutive securities (Note)	NIL	NIL	
Diluted Loss Per Share:			
Adjusted loss available to common shareholders	$(30,697)	16,509,724	**$(0.002)**
Basic Loss Per Share:			
Loss for the six-month interim period ended May 31, 2002, also was the loss available to common shareholders	$(61,090)	16,255,685	**$(0.004)**
Effect of dilutive securities (Note)	NIL	NIL	
Diluted Loss Per Share:			
Adjusted loss available to common shareholders	$(61,090)	16,255,685	**$(0.004)**

Note:

Options to purchase the remaining 179,000 shares at $0.0667/share pursuant to the August 17, 1998 Management Stock Option Agreement were outstanding during the six-month interim period ended May 31, 2002 but were not included in the computation of diluted loss per share because the option's exercise price was greater than the average market price of the common shares. The options, which expire on August 17, 2003, were still outstanding on May 31, 2002.

Options to purchase 1,524,600 shares at $0.10/share pursuant to the December 28, 2000 Stock Option Agreement were outstanding from December 1, 2001 to April 30, 2002 but were not included in the computation of diluted loss per share because the option's exercise price was greater than the average market price of the common shares. All outstanding options under this agreement were exercised on May 1, 2002.

6. Income taxes

For income tax purposes, the company has losses carried forward amounted to $537,885, which can be applied to reduce future years' taxable income. Of the $537,885, $212,167 losses expire in 2008.


Watson
Aberant
LLP
CHARTERED ACCOUNTANTS

7. **Related party transactions**

The following transactions have occurred during the interim period. These transactions are in the normal course of operations and are measured at exchange amounts.

Consulting fees paid	$ 32,710
Occupancy costs paid	$ 14,019
Repayment of advances from director	$172,495

At May 31, 2002 balances owing to the director and a related party were $415,069 and $35,000 respectively. These outstanding balances are due on demand and are non-interest bearing. As the related parties have indicated that they do not intend to demand repayment in the next twelve months, the outstanding balances have been classified as long-term.

8. **Financial instruments**

Financial instruments consist of recorded amounts of accounts payable and accruals and advances from director which will result in future cash outlays.

The carrying values of the financial instruments noted above approximate their fair values.

9. **Comparative figures**

These financial statements should be read in conjunction with the annual audited financial statements for the year ended November 30, 2001.


Watson
Aberant
LLP
CHARTERED ACCOUNTANTS